RESTATED

ARTICLES OF INCORPORATION

OF

LYFE COMMUNICATIONS, INC.

FIRST:

The name of the corporation is “LYFE Communications, Inc.”

SECOND:

Pursuant to Section 16-10a-1007 of the Utah Revised Business Corporation Act (the “Utah Act”), the Board of Directors of LYFE Communications, Inc., originally incorporated on  August 16, 1999, does hereby adopt and make the following Restated Articles of Incorporation:

ARTICLE I

Name

The name of the corporation (hereinafter called the “Corporation”) is “LYFE Communications, Inc.”

ARTICLE II

Duration

The duration of this Corporation is perpetual.

ARTICLE III

Purposes

The purpose or purposes for which this Corporation is organized are:

To engage in any lawful act or activity for which corporations may be organized under the Utah Act.

ARTICLE IV

Stock

The aggregate number of shares which this Corporation shall have authority to issue is 210,000,000 shares divided into 200,000,000 shares of common stock of a par value of one mill ($0.001) per share and 10,000,000 shares of preferred stock of a par value of one mill ($0.001) per share, with the preferred stock having such rights and preferences as the Board of Directors shall determine.  Fully paid stock of this Corporation shall not be liable to any further call or assessment.

ARTICLE V

Amendment

These Articles of Incorporation may be amended by the affirmative vote of a majority of the shares entitled to vote on each such amendment.

ARTICLE VI

Shareholder Rights

The authorized and treasury stock of this Corporation may be issued at such time, upon such terms and conditions and for such consideration as the Board of Directors shall determine. Stockholders shall not have pre-emptive rights to acquire unissued shares of stock of this Corporation. Nor shall stockholders be entitled to vote cumulatively for directors of the Corporation.

ARTICLE VII

Common Directors – Transactions Between Corporations

No contract or other transaction between this corporation and one (1) or more of its directors or any other corporation, firm, association or entity in which one (1) or more of its directors are directors or officers or are financially interested, shall be either void or voidable because of such relationship or interest, or because such director or directors are present at the meeting of the Board of Directors, or a committee thereof which authorizes, approves or ratifies the contract or transaction by vote or consent sufficient for the purpose without counting the votes or consents of such interested director if (a) the fact of such relationship or interest is disclosed or known to the Board of Directors and they authorize, approve or ratify such contract or transaction by vote or written consent; or (b) the contract or transaction is fair and reasonable to the corporation.

Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or committee thereof which authorizes, approves, or ratifies any such contract or transaction.

IN WITNESS WHEREOF, the undersigned duly authorized officers of LYFE Communications, Inc., hereby execute these Restated Articles of Incorporation, under penalty of perjury, on the respective dates indicated below.

Date: May 18, 2010

/s/Robert A. Bryson

Robert A. Bryson

President

Date: May 18, 2010

/s/Garrett R. Daw

Garrett R. Daw

Secretary

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